Filed Pursuant to Rule 433
File No. 333-132177

For Immediate Release
Citigroup Inc. (NYSE: C)
January 22, 2008
Citi to Exceed Targeted Capital Ratios Pro Forma for Fourth Quarter 2007;
Nearly $30 Billion of Capital Raised or Priced Over Last 2 Months
NEW YORK — Citi said today that it will exceed its announced targeted capital ratios on a pro forma basis for the fourth quarter 2007.
Taking into account recent capital raising activities totaling almost $30 billion, Citi expects its following key capital ratios to hit, on a pro forma basis for the fourth quarter: Tier One at approximately 8.8% and TCE/RWMA capital ratio at approximately 6.9%.
“These levels meaningfully exceed our capital ratio targets,” said Vikram Pandit, Chief Executive Officer, Citi. “We wanted to make sure that we can put capital to work for our clients and capture market opportunities for our shareholders.”
Citi priced a series of equity issuances last week, including a $12.5 billion private placement of Convertible Preferred securities, a $2.9 billion public offering of Convertible Preferred securities, and a $3.25 billion public offering of Straight Preferred securities. The cumulative $18.65 billion equity issuance has been priced as follows:

—	$12.5 billion private placement of Convertible Preferred securities with a 7% non-cumulative dividend and a $31.62 per share conversion price

—	$2.9 billion public offering of Convertible Preferred securities with 6.5% non-cumulative dividend and a conversion price of $33.73 per share

—	$3.25 billion public offering of Straight Preferred securities with non-cumulative dividend of 8.125%
These private and public Convertible Preferred securities offerings will settle and close on January 23, 2008. The Straight Preferred securities offering will settle and close on January 25, 2008.
In December, Citi sold $7.5 billion of Upper DECS Equity Units in a private placement to the Abu Dhabi Investment Authority. As a result of the pricing of the $12.5 billion private offering and as contractually required, the maximum conversion price on the Upper DECS Equity Units will be reduced to $31.83. All other features of the Upper DECS Equity Units will remain the same, including the reference price of $31.83 and payment rate of 11%. The sale of the Upper DECS Equity Units settled and closed on December 3.

On December 21, Citi closed and settled on $3.5 billion public offering of Enhanced Trups. These securities bear an 8.30% coupon.
On November 27, 2007, Citi also closed and settled on a $787.5 million public offering of Enhanced Trups. These securities bear a 7.875% coupon.
On January 18, 2008, Citi announced that Nikko Cordial Corporation shareholders will be entitled to receive 0.602 shares of Citigroup Inc. common stock for each share of Nikko Cordial Corporation common stock that they own under the previously agreed share exchange between Citi and Nikko Cordial. The share exchange will settle on January 29, 2008.
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Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citi’s major brand names include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com or www.citi.com.
Certain statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citigroup’s filings with the Securities and Exchange Commission.
Citi has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citi has filed with the SEC for more complete information about Citi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citi’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.
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